FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272-9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

ICA RAISES SHAREHOLDING IN

THE ENVIRONMENTAL SERVICES COMPANY

PROACTIVA MEDIO AMBIENTE MEXICO

Mexico City, January 30, 2007—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced that it has signed an agreement to purchase 39 percent of the shares of the environmental services company Proactiva Medio Ambiente Mexico (PMA Mexico). The shares are being repurchased from Proactiva Medio Ambiente, which is ICA’s joint venture partner in PMA Mexico. Upon completion of the transaction, after notification to the Federal Competition Commission, ICA will hold 49 percent of PMA Mexico, and Proactiva 51 percent.

PMA Mexico operates municipal potable water treatment and supply, sewage, waste water treatment, sanitary landfills, solid waste management, and hazardous waste management systems through service contracts and concessions. PMA Mexico serves more than 8 million persons in cities across Mexico.

PMA Mexico adopted its current name in July 2005; it was previously known as Consorcio Internacional del Medio Ambiente (CIMA) after it was established in 2000 as a 50-50 joint venture between Proactiva Medio Ambiente and ICA. With the repurchase of the 39 percent shareholding, ICA is further expanding in presence in environmental infrastructure, demonstrating its environmental commitment through solutions that benefit communities across Mexico. ICA has been providing municipal water supply and treatment services since 1988 in conjunction with world leaders.

ICA will account for its share of PMA Mexico’s results through the participation method once the transaction is closed.

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Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

Proactiva Medio Ambiente provides environmental services, specializing in water supply and treatment, and operates throughout Latin America. It is a joint venture of Veolia Environnement and Fomento de Construcciones y Contratas (FCC). See www.proactiva.es for more information.

INVESTOR RELATIONS	www.ica.com.mx	1/1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2006

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer